Exhibit 2.1
December 2, 2005
Mr. Jon R. Veard, Sr., Chairman
Veard & Lowe Investments, Inc.
300 Broadway Avenue, Suite 202
Lorain, OH 44052
Re: Extension of Review Period and Closing Date, and Purchase Price Adjustment
Dear Jon:
This letter is a follow-up to our previous letter agreement dated November 21, 2005 and shall serve as our agreement to modify Article IV, Section 4.2 of that certain Purchase Agreement dated September 26, 2005, by and among Paragon Real Estate Equity & Investment Trust (“Buyer”) and the various limited partnerships under the control of Veard & Lowe Investments, Inc. (“Seller”) as follows:
Said Article IV, Section 4.2 shall be modified to provide that the Review Period shall be extended to a date on or before December 31, 2005, to permit Buyer to complete its due diligence review.
We have further agreed to modify Article XIV, Section 14.1, to provide that the Closing Date shall be a date on or before January 31, 2006.
Additionally, this letter shall confirm our agreement that Article III, Section 3.1 shall be amended to provide that the Purchase Price be reduced by the sum of $2,050,000.00, to an aggregate Purchase Price of $62,609,000.00, and that said sum includes any split of assumption fees to which we have previously agreed.
All other terms and conditions of the Agreement shall remain unchanged.
Please acknowledge your acceptance of the foregoing modification by signing in the space provided below.
Yours truly,

/s/ James C. Mastandrea

James C. Mastandrea Chief Executive Officer
ACKNOWLEDGED AND ACCEPTED
Veard & Lowe Investments, Inc., on behalf of the Partnerships

/s/ Jon R. Veard	Date:	12/2/05

Jon R. Veard, Chairman

Paragon Real Estate Equity and Investment Trust	P 216 430 2700
1240 Huron Road, Cleveland, OH 44115	F 216 430 2702
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